Exhibit 99.1

BAYTEX ENERGY TRUST TO PRESENT AT THE FIRSTENERGY TRUST
CONFERENCE IN VANCOUVER, BRITISH COLUMBIA

Calgary, March 10, 2006/CNW/ - Notification of live webcast event:

Baytex Energy Trust

Live webcast presentation

Thursday, March 16, 2006, 12:10 PM PST

To listen and view this online event, please visit:

http://www.firstenergy.com/conf/TCSpring/BTE_UN.htm

The presentation will be available in an archived version at this link for 30 days following the live presentation.

For more information on the webcast please visit www.firstenergy.com or contact:

Baytex Energy Trust

Raymond T. Chan, President & CEO

Ph:  403-267-0715

Derek Aylesworth, Chief Financial Officer

Ph:  403-538-3639

Kathy Robertson, Investor Relations

Ph:  403-538-3645

Toll Free Number:  1-800-524-5521

Website:  www.baytex.ab.ca